Direct Line: (212) 859-8428
Fax: (212) 859-4000
Daniel.Bursky@friedfrank.com

November 2, 2010

Amanda Ravitz

J. Nolan McWilliams

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cooper-Standard Holdings Inc.
Registration Statement on Form S-1
Filed July 26, 2010 (the “Registration Statement”)
File No. 333-168316

Dear Ms. Ravitz and Mr. McWilliams:

On behalf of Cooper-Standard Holdings Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission pre-effective Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement. The Registration Statement has been revised in response to the comment letter, dated August 25, 2010, of the staff of the Division of Corporation Finance (the “Staff”) and generally updates financial and other information.

In addition, we are providing the following responses to the Staff’s comment letter regarding the Registration Statement. In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence in italics below. All references herein to page numbers are to page numbers in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company. This letter is being filed with Amendment No. 1.

Form S-1

General

1.	As you know, Ernst & Young has advised us of certain matters that may impact its independence with regard to its audits and review of your financial statements. In you registration statement, please disclose these matters, the consideration of these matters by your audit committee, and how the audit committee reached a conclusion regarding Ernst & Young’s ability to serve as your auditor.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 74 of Amendment No. 1.

2.	Please file the legal opinion prior to effectiveness. Please allow sufficient time for staff review as we may have comment upon review of the opinion.

Response:

The Company notes the Staff’s comment and has provided an opinion of Fried, Frank, Harris, Shriver & Jacobson LLP attached as Exhibit 5.1 to Amendment No. 1.

Registration Statement cover page

3.	Please revise the fee table to register a bona fide estimate of the payment in kind interest and pay the applicable fee or advise.

Response:

In response to the Staff’s comment, the Company has revised the fee table on the cover page of Amendment No. 1 to include a bona fide estimate of the payment in kind interest and has paid the applicable fee.

Other

4.	The financial statements should be updated, as necessary, to comply with Article 3-12 of Regulation S-X, at the effective date of the registration statement.

Response:

In response to the Staff’s comment, the Company has updated the financial statements and related disclosures in Amendment No. 1 as required by Article 3-12 of Regulation S-X.

5.	Please provide a currently dated and signed consent from the independent registered public accounting firm in the amendment.

Response:

The Company notes the Staff’s comment and has provided a currently dated and signed consent attached as Exhibit 23.1 to Amendment No. 1.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8428.

Sincerely,

/s/ Daniel J. Bursky

Daniel J. Bursky

cc:	Timothy W. Hefferon, Esq. (Cooper-Standard Holdings Inc.)

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